200 Park Avenue New York, NY 10166 T +1 212 294 6700 F +1 212 294 4700

David Sakowitz

Partner

(212) 294-2639

DSakowitz@winston.com

Jason OSborn

Partner

(312) 558-6366

JOsborn@winston.com

May 28, 2021

VIA EDGAR

Karina Dorin

Loan Lauren Nguyen

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Holicity Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed May 21, 2021

File No. 333-255703

Dear Ms. Dorin and Ms. Nguyen:

On behalf of our client, Holicity Inc. (the “Company” or “Holicity”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated May 27, 2021, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on May 21, 2021.

The Company has filed via EDGAR an Amendment No. 2 to the Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter, in bold, and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the Amendment of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment.

Amendment No. 1 to Registration Statement on Form S-4

Material U.S. Federal Income Tax Consequences, page 123

1.	We note your response to prior comment 5, but are unable to agree. In addition to disclosure regarding the exercise of redemption rights, please include a discussion of the federal income tax consequences of the transaction as required by Item 4(a)(6) of Form S-4. We further note that Section 8.04(b) of the merger agreement indicates that the parties intend for the merger to constitute a tax free "reorganization" within the meaning of Section 368(a) of the Code or that the merger and related transactions that qualify as a tax free transaction under Section 351. Please also include a tax opinion from counsel as appropriate. Refer to Item 4(a)(6) of Form S-4 and Item 601(b)(8) of Regulation S-K and Section III.A of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has revised the tax disclosures in the Amendment. In addition, the Company has included a tax opinion of Winston & Strawn LLP as Exhibit 8.1 to the registration statement.

May 28, 2021 Page 2

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations

For The Three Months Ended March 31, 2021, page 136

2.	We note that you have given pro forma effect to the exchange of Astra preferred stock for shares of New Astra common stock. Tell us how you considered making an adjustment to the Adjustment to Redemption Value on Convertible Preferred Stock line item in the Pro Forma Statement of Operations. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has included revised Pro Forma disclosures that incorporate the following Transaction Accounting Adjustments to address the Adjustment to Redemption Value on Convertible Preferred Stock as reflected on pages 134-136 and 139-140:

1.	Pro Forma Financial Information Pro Forma Balance Sheet as of March 31, 2021 and Note 3 - Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

●	Pro Forma Adjustment (J) - Represents the elimination of the redemption value adjustment of convertible preferred stock recorded in Astra’s historical condensed consolidated balance sheet as of March 31, 2021 as the convertible preferred stock is considered probable of becoming redeemable as of March 31, 2021. However, such redemption value adjustment would not be necessary assuming the Business Combination was completed on March 31, 2021 and all outstanding convertible preferred stock are converted into Class A common stock of New Astra.

2.	Pro Forma Statement of Operations for the Three Months Ended March 31, 2021 and Note 3 – Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations

●	Pro Forma Adjustment (FF) - Reflects the elimination of the redemption value adjustment of convertible preferred stock recorded in Astra’s historical condensed consolidated statement of operations for the three months ended March 31, 2021 as the convertible preferred stock is considered probable of becoming redeemable as of March 31, 2021. However, assuming the Business Combination was completed on January 1, 2020, all outstanding convertible preferred stock would have converted into Class A common stock of New Astra. Therefore, no redemption value adjustment would be necessary for the convertible preferred stock.

Exhibit 5.1, page 1

3.	Please have counsel revise its legal opinion to quantify the shares being registered under the registration statement, including the shares underlying the warrants.

Response: In response to the Staff’s comment, the Company has filed an amended opinion of Winston & Strawn LLP as to the validity of the securities being registered as Exhibit 5.1 to the Amendment.

Please contact me at (212) 294-2639 if you have any questions or require any additional information in connection with this letter or the Amendment.

Very truly yours,

/s/ David A. Sakowitz
David A. Sakowitz

cc:	Craig McCaw

Holicity Inc.